Filed pursuant to Rule 424(b)(3)
                                                      Registration No. 333-55144

Prospectus Supplement No. 7 to
Prospectus dated March 19, 2001

                               5,000,000 TIDES SM

                      Continental Airlines Finance Trust II
                      6% Convertible Preferred Securities,
               Term Income Deferrable Equity Securities (TIDES)SM*
                 (liquidation amount $50 per each of the TIDES)
          guaranteed by, and convertible into Class B common stock of,

                           Continental Airlines, Inc.

                        ---------------------------------


         The selling holders identified in this prospectus supplement and the accompanying prospectus may offer, from time to time:

o 6% Convertible Preferred Securities, Term Income Deferrable Equity Securities (TIDES)SM, or TIDES SM of Continental Airlines Finance Trust II

o 6% Convertible Junior Subordinated Debentures due 2030 of Continental Airlines, Inc.

o    shares of Class B common stock of Continental Airlines, Inc.

         Continental Airlines Finance Trust II is a Delaware business trust. The TIDES represent undivided beneficial ownership interests in the assets of Continental Airlines Finance Trust II.

         The selling holders may sell these securities from time to time directly to purchasers or through agents, underwriters or dealers. We will not receive any proceeds from the sale of these securities.

         *The terms Term Income Deferrable Equity Securities (TIDES)SM and TIDES SM are registered service marks of Credit Suisse First Boston Corporation.

                        ---------------------------------

         You should carefully consider matters discussed under the caption "Risk Factors" in the accompanying prospectus beginning on page 7.

         These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                                 SELLING HOLDERS

         The section in the accompanying prospectus entitled "Selling Holders" is hereby supplemented to include the following information:

         The TIDES were originally issued by the trust and sold by Credit Suisse First Boston Corporation and UBS Warburg LLC in a transaction exempt from the registration requirements of the Securities Act, to persons reasonably believed by such initial purchasers to be "qualified institutional buyers" (as defined in Rule 144A under the Securities Act). The holders named below and their transferees, pledgees, donees or successors, which we refer to as the selling holders, may from time to time offer and sell pursuant to this prospectus supplement any or all of the TIDES, and any common stock issued upon conversion of the TIDES.

         The following table sets forth information, as of September 5, 2001, with respect to the selling holders of the TIDES not listed in the accompanying prospectus and the respective number of TIDES beneficially owned by each selling holder that the selling holder may offer using this prospectus supplement.

                                           Principal Amount of
                                            TIDES Beneficially     Number of Shares of    Number of Shares of Common
                                           Owned and Offered by     Common Stock Owned           Stock Offered
                                             this Prospectus      Prior to the Offering       by this Prospectus
        Selling Holder (1)(2)                   Supplement                 (3)                 Supplement (3)(4)
-----------------------------------        ---------------------  ---------------------   --------------------------
Fidelity Financial Trust: Fidelity
   Convertible Securities Fund......             100,000(5)            83,333(5)                    83,333
Fidelity Devonshire Trust: Fidelity
   Equity Income Fund...............             237,600(5)           198,000(5)                   198,000
Fidelity Puritan Trust: Fidelity
   Puritan Fund.....................             142,900(5)           119,083(5)                   119,083
Variable Insurance Products Fund:
   Equity-Income Portfolio..........             111,200(5)            92,666(5)                    92,666
GLG Market Neutral Fund.............             370,000              308,333                      308,333
                                                --------              --------                    --------
     Total..........................             961,700              801,415                      801,415
                                                ========             ========                     ========

------------------

(1) May include transferees, pledgees, donees or successors of or from a previously named holder.

(2) No holders not named in the accompanying prospectus or any prospectus supplement thereto, including this prospectus supplement, may offer TIDES or common stock pursuant to the registration statement of which this prospectus supplement forms a part until such holder is included as a selling holder in a supplement to the accompanying prospectus.

(3) Comprises the shares of common stock into which the TIDES held by such selling holder are convertible at the initial conversion price. The conversion price and the number of shares of common stock issuable upon conversion of the TIDES are subject to adjustment under certain circumstances. Accordingly, the number of shares of common stock issuable upon conversion of the TIDES may increase or decrease from time to time. Fractional shares will not be issued upon conversion of the TIDES; rather, cash will be paid in lieu of fractional shares, if any.

(4) Assumes the offering of such shares by such selling holder pursuant to the registration statement of which this prospectus supplement forms a part.

(5)  Beneficial ownership information is as of July 18, 2001.

         None of the selling holders has, or within the past three years has had, any position, office or other material relationship with the trust or us or any of its or our predecessors or affiliates.

         Because the selling holders may, pursuant to this prospectus supplement or the accompanying prospectus, offer all or some portion of the TIDES or common stock they presently hold, no estimate can be given as to the amount of the TIDES or shares of common stock that will be held by the selling holders upon termination of any such sales. In addition, some or all of the selling holders identified above or in the accompanying prospectus may have sold, transferred or otherwise disposed of all or a portion of their TIDES or common stock since the date on which they provided the information regarding their TIDES or common stock, in transactions exempt from the registration requirements of the Securities Act.

         Only selling holders identified above or in the accompanying prospectus who beneficially own the TIDES or common stock set forth opposite each such selling holder's name in the foregoing table on or after the effective date of the registration statement of which this prospectus supplement forms a part may sell such TIDES or common stock pursuant to the registration statement. We may from time to time include additional selling holders in further supplements to the accompanying prospectus.

         We will pay the expenses of registering the TIDES and common stock being offered by this prospectus supplement and the accompanying prospectus.

                              PLAN OF DISTRIBUTION

         With respect to those TIDES and common stock being offered by Fidelity Financial Trust: Fidelity Convertible Securities Fund, Fidelity Devonshire
Trust: Fidelity Equity-Income Fund, Fidelity Puritan Trust: Fidelity Puritan Fund and Variable Insurance Products Fund: Equity-Income Portfolio only, the section in the accompanying prospectus entitled "Plan of Distribution" is hereby amended in its entirety to read as follows:

         The offered securities may be sold from time to time to purchasers directly by the selling holders or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling holder as a gift partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling holders). Alternatively, the selling holders may from time to time offer the offered securities to or through underwriters, broker/dealers or agents, who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling holders or the purchasers of such offered securities for whom they may act as agents. The selling holders and any underwriters, broker/dealers or agents that participate in the distribution of offered securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such securities by them and any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act.

         The offered securities may be sold by the selling holders from time to time, in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Such prices will be determined by the selling holders. The sale of the offered securities may be effected any or a combination of the following transactions (which may involve crosses or block transactions): (1) transactions on any national securities exchange or quotation service on which the offered securities may be listed or quoted at the time of sale, (2) transactions in the over-the-counter market, (3) otherwise than on such exchanges or in the over-the-counter market (including in privately negotiated transactions), (4) transactions involving purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus, (5) ordinary brokerage transactions and transactions in which the broker solicits purchases, (6) short sales, (7) through the writing of options, or (8) through the distribution of the securities by any selling holder to its partners, members or stockholders.

         The selling holders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals or as an agent of a selling holder. Broker-dealers may agree with a selling holder to sell a specified number of the offered securities at a stipulated price per security. If the broker-dealer is unable to sell offered securities acting as agent for a selling holder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire offered securities as principals may thereafter resell the securities from time to time in transactions on any national securities exchange or quotation service on which the offered securities may be listed or quoted at the time of sale, at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. Broker-dealers may use block transactions amid sales to and through broker-dealers, including transactions of the nature described above. The selling holders may also sell the offered securities in accordance with Rule 144 under the Securities Act rather than pursuant to this prospectus, regardless of whether the securities are covered by this prospectus.

         From time to time, one or more of the selling holders may pledge, hypothecate or grant a security interest in some or all of the offered securities owned by them. The pledgees, secured parties or persons to whom the offered securities have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling holders. The number of a selling holder's securities offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling holder's offered securities will otherwise remain unchanged.

         A selling holder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with that selling holder, including, without limitation, in connection with distributions of the securities by those broker-dealers. A selling holder may enter into option or other transactions with broker-dealers that involve the delivery of the offered securities to the broker-dealers, who may then resell or otherwise transfer those securities. A selling holder may also loan or pledge the offered securities to a broker-dealer and the broker-dealer may sell the securities so loaned or upon a default may sell or otherwise transfer the pledged securities.

         At the time a particular offering of the offered securities is made, if required, a prospectus supplement will be distributed which will set forth the names of the selling holders, the aggregate amount and type of offered securities being offered, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker/dealers or agents, any discounts, commissions and other terms constituting compensation from the selling holders and any discounts, commissions or concessions allowed or reallowed or paid to broker/dealers.

         To comply with the securities laws of certain jurisdictions, if applicable, the offered securities will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain jurisdictions the offered securities may not be offered or sold unless they have been registered or qualified for sale in such jurisdictions or any exemption from registration or qualification is available and is complied with.

         Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the offered securities may be limited in its ability to engage in market activities with respect to such securities. In addition and without limiting the foregoing, each selling holder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the offered securities by the selling holders. All of the foregoing may affect the marketability of the offered securities.

         Pursuant to the registration agreement, we will pay all expenses of the registration of the offered securities, including, without limitation, SEC filing fees and expenses of compliance with state securities or "blue sky" laws. The selling holders will pay any underwriting discounts and selling commissions. The selling holders will be indemnified by us and the trust, jointly and severally, against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith. We and the trust will be indemnified by the selling holders severally against certain civil liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

         Pursuant to the registration agreement, we are required to use our best efforts to keep the registration statement, of which this prospectus is a part, continuously effective for a period of two years from its effective date or such shorter period that will terminate upon the earlier of the date on which the offered securities shall have been sold pursuant to the registration statement or the date on which the offered securities are permitted to be freely sold or distributed to the public pursuant to any exemption from the registration requirements of the Securities Act (including in reliance on Rule 144(k) but excluding in reliance on Rule 144A under the Securities Act). Notwithstanding these obligations, we may, under certain circumstances, postpone or suspend the filing or the effectiveness of the registration statement (or any amendments or supplements thereto) or the sale of offered securities under the registration statement.

                        ---------------------------------

          The date of this prospectus supplement is September 5, 2001.